British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:	DATE
NAME OF ISSUER	FOR QUARTER ENDED	OF REPORT
AVINO SILVER & GOLD MINES LTD.	April 30, 2001	June 28, 2001

ISSUER ADDRESS: Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Andrea Regnier	Accountant	(604) 682-3701

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE
Signed:	DATE SIGNED
"LOUIS WOLFIN"	01/06/28
DIRECTOR’S SIGNATURE Signed: “ERNEST CALVERT”	DATE SIGNED 01/06/28

SCHEDULE “B”
SUPPLEMENTARY INFORMATION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

SECURITIES ISSUED DURING THE QUARTER ENDED APRIL 30, 2001

			Number/			Type of
Date of issue	Type of security	Type of issue	Amount	Price	Total Proceeds	Consideration

Nil

OPTIONS GRANTED DURING THE QUARTER ENDED APRIL 30, 2001

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT APRIL 30, 2001

Class	Par Value	Authorized Number	ISSUED
			Number	Amount

Common	No Par Value	25,000,000	4,577,686	$12,780,959

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES
OUTSTANDING AS AT APRIL 30, 2001

		Exercise or
Security	Amount	Convertible Price	Expiry Date

Options	352,500	$0.60 per share	02/03/2003

Options	20,000	$0.60 per share	01/21/2002

SHARES IN ESCROW OR SUBJECT TO POOLING AT APRIL 30, 2001

No shares are held in Escrow, or subject to pooling.

LIST OF DIRECTORS AS AT APRIL 30, 2001

ERNEST CALVERT	MICHAEL BAYBAK

WILLIAM GLASIER	GEORGE SCOTT

DAVID WOLFIN	LOUIS WOLFIN

WILLIAM KOCKEN

AVINO SILVER & GOLD MINES LTD.

SCHEDULE “C”
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended April 30, 2001

Description of Business

The Company’s principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made the required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics, and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

The Company’s present principal business activities have been the exploration and development of mineral properties located in the Lillooet Mining District of British Columbia, and specifically referred to as the Bralorne Gold Mines. The Company also has a 49% equity interest in a silver mine located in Durango, Mexico.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past two years the price of gold has substantially decreased. If the decline in gold prices continues, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Results of Operations

The Company reports a net loss of Cdn $195,381, or $0.02 per share, for the three months ended April 30, 2001, compared to a net income of $101,707, or $0.01 per share, for the corresponding period in 2000. The Company had no operating revenues. During the year, the company realized an equity loss in Cia Minera of $136,607, compared to equity earnings during the same period in 2000 of $163,448. Taking this into consideration the expenses for 2001 were $58,774 compared to $61,741 in 2000. The significant increase in expenses for 2001 was in foreign exchange of $14,378, of which $14,557 relates to the amortization of foreign exchange on the debentures payable.

Cia Minera Mexicana de Avino, S.A. de C.V.

The Company has a 49% interest in the issued common shares of Cia Minera Mexicana de Avino (“Cia Minera”). Cia Minera holds a 100% interest in a silver producing mine. During the period, Cia Minera had a loss of $277,952 of which the company reports a loss of $136,607 representing the Company’s 49% interest.

Four Months' Production figures - Through April 30,
2001, (Cia Minera's fiscal year end is December 31)
	2001	2002
Silver (ounces)	242,389	206,906
Gold (ounces)	1,895	3,359
Copper (pounds)	960,712	803,863
Recovery Rates (%)
	2001	2000

Silver	73	77
Gold	76	79
Copper	83	87

Related Party Transactions

Under a five year Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc., a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses. In the event of a change of control of Avino, the resignation or removal of Mr. Wolfin, the full amount of the remaining payments becomes due. Included in the Due to Related Party on the balance sheet is an amount of $7,500 due to Frobisher under this agreement.

The Company has a contract with Oniva International Services Corp. a private company owned by Avino and five other affiliated companies, whereby Oniva provides administrative services to Avino. During the quarter ended April 30, 2001 the Company paid $64,280 for administrative services, and $41,194 for exploration services under this contract.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The Company has a working capital deficiency of $477,933 at April 30, 2001, compared to a working capital deficiency of $431,750 at the fiscal year end January 31, 2001. The Company is presently negotiating a shares for debt settlement with certain larger creditors to settle approximately $336,000 of debt. Although the Company will settle a substantial amount of debt by the issuance of shares, the Company will need to re-finance in order to maintain operations.

Contingent liabilities

On August 31, 1995, the Company, together with Bralorne-Pioneer Gold Mines Ltd., completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer Gold Mines. The debentures bear interest at 7% payable annually, and mature and are due on October 25, 2002. The debentures are not redeemable prior to maturity date. The debentures are secured by a first charge over the Company’s interest in the Bralorne Mine and Loco property. The recourse against Avino is limited to Avino’s interest in the Bralorne Mine and Loco property.

Under the terms of the debentures, the Company is required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established, and therefore the Company may be considered in default of the debentures. Subsequent to the period, the Company together with Bralorne, have commenced a program at the Bralorne site to complete the mill and operate on a pilot basis using previous stock piled ore with additional ore from the Peter Vein. There is no assurance that the production will be profitable based on today’s gold prices and the cost of recovery may exceed the revenues. The Company has not conducted a feasibility study to define reserves. In normal narrow vein operations, a company would normally only keep one to two years of reserve ore to supply the mill.